EXHIBIT 2.1

PUTFILE LIMITED
STOCK PURCHASE AGREEMENT

BY & AMONG

HANDHELD ENTERTAINMENT, INC.,
A DELAWARE CORPORATION

GORDON PAGE,
AN INDIVIDUAL

AND

ROBERT PAGE,
AN INDIVIDUAL

Dated as of February 5, 2007

STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement (“Agreement”) is entered into as of February 5, 2007 by and among HANDHELD ENTERTAINMENT, INC., a Delaware corporation (“HandHeld”), Gordon Page, an individual (“Gordon Page”) and Robert Page, an individual (“Robert Page” and, together with Gordon Page, the “Owners”).

RECITALS

WHEREAS, Gordon Page owns ninety percent (90%) of the outstanding equity interest in Putfile Limited, a limited company registered in England (“Putfile”);

WHEREAS, Robert Page owns ten percent (10%) of the outstanding equity interest in Putfile;

WHEREAS, together, the Owners own one hundred percent (100%) of the outstanding equity interest (“Interest”) in Putfile; and

WHEREAS, HandHeld desires to purchase the Interest from Owners, and Owners desire to sell the Interest to HandHeld, in each case upon the terms and subject to the conditions set forth in this Agreement;

NOW, THEREFORE, in consideration of the premises, the mutual covenants and agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I.
DEFINITIONS

Section 1.1. Definitions

In addition to the terms defined elsewhere herein, the terms defined in the introductory paragraphs and the Recitals to this Agreement shall have the respective meanings specified therein, and the following terms shall have the meanings specified below when used herein with the initial capital letters:

“Adjusted Net Assets” as of any date means, with respect to Putfile, current assets minus the sum of (i) current liabilities (excluding deferred revenue and intercompany accounts payable) plus (ii) long term liabilities plus (iii) one dollar ($1) in each case as would be reflected in a balance sheet prepared on a basis consistent with that used in the preparation of the Financial Statements, provided, however, that current assets, current liabilities and long term liabilities shall exclude any amounts related to income or similar Taxes.

“Arbiter” has the meaning set forth in Section 2.3(d).

“Balance Sheet” has the meaning set forth in Section 3.7.

“Balance Sheet Date” means December 31, 2005.

“Business Day” means a day, other than a Saturday or a Sunday, on which commercial banks are not required or authorized to close.

“Competitive Business Activities” shall have the meaning set forth in Section 2.4(b).

“Closing” shall have the meaning set forth in Section 6.1.

“Closing Date Balance Sheet” shall have the meaning set forth in Section 2.3(a) as finally adjusted pursuant to Section 2.3(a).

“Draft Adjustment Report” shall have the meaning set forth in Section 2.3(a).

“Escrow Amount” means the sum of USD $100,000.

“Final Net Asset Adjustment” means: (i) if Owners do not timely deliver an Objection Notice, the Net Asset Adjustment as set forth in the Adjustment Report, or (ii) if the Owners timely deliver an Objection Notice, the Net Asset Adjustment as determined pursuant to Section 2.3(d).

“Financial Statements” has the meaning set forth in Section 3.7.

“Net Asset Adjustment” means the amount of Adjusted Net Assets as of the Closing Date, it being understood that the Net Asset Adjustment may be more or less than zero.

“Objection Notice” has the meaning set forth in Section 2.3(c).

“Securities Act” means the Securities Act of 1933, as amended.

“Taxes” means all United Kingdom, federal, state, local, foreign and other taxes, assessments and water and sewer charges and rents, including without limitation, income, gross receipts, excise, employment, sales, use, transfer, license, payroll, franchise, severance, stamp, withholding, Social Security, unemployment, real property, personal property, property gains, registration, capital stock, value added, single business, occupation, workers’ compensation, alternative or add-on minimum, estimated, or other tax, including without limitation any interest, penalties or additions thereto.

“Transfer” with regard to the Stock Consideration, means to sell, assign, hypothecate, pledge, encumber, grant a security interest in or otherwise dispose of such Stock Consideration.

ARTICLE II.
SALE AND PURCHASE

Section 2.1. Agreement to Sell and to Purchase.

On the terms and subject to the conditions set forth in this Agreement, at the Closing, HandHeld shall purchase from Owners, and Owners shall sell, transfer, assign, convey and deliver to HandHeld, the Interest free and clear of liens, claims and encumbrances. At the Closing, Owners shall deliver to HandHeld or its designee a certificate or certificates representing the Interest together with duly completed stock transfer forms in the name of Handheld or its nominee in respect of the Interest.

HandHeld represents and warrants that it is acquiring the Interest solely for its own account, for investment and not with a view to resale or distribution. HandHeld understands that the Interest has not been registered pursuant to the Securities Act of 1933 or any state securities laws, and that the Interest may not be sold, pledged, or otherwise transferred without registration under such laws or is exempt from registration under such laws.

Section 2.2. Purchase Price.

(a) The purchase price (the “Purchase Price”) for the Interest shall consist of the following:

(i) $500,000 United States Dollars (“USD”) (the “Cash Consideration”), via wire transfer in immediately available funds as directed by Owners, less the Escrow Amount which will be deposited into Escrow pursuant to the terms of the Escrow Agreement, attached as Exhibit A, (the “Escrow Agreement”);

(ii) $500,000 USD payable in 12 equal monthly installments of $41,666.67 USD (each a “Monthly Payment”). The first Monthly Payment shall be due and payable March 1, 2007 and each remaining Monthly Payment shall be due and payable on the first day of each calendar month thereafter; and

(iii) that number of shares of the restricted common stock of HandHeld as shall be equal to (A) $6,000,000 divided by (B) the average of the closing price of HandHeld’s common stock quoted on the Nasdaq National Market (or similar system) or on any exchange on which HandHeld’s common stock is listed, for the five (5) most recent days upon which trades are reported preceding the Closing Date (the “Stock Consideration”). The Stock Consideration shall be registered by HandHeld pursuant to the terms of the Registration Rights Agreement in the form attached hereto as Exhibit B (the “Registration Rights Agreement”).

(b) The total Purchase Price (consisting of the Cash Consideration, the Monthly Payment and the Stock Consideration) shall be apportioned as follows:

(i) ninety percent (90%) to Gordon Page

(ii) ten percent (10%) to Robert Page

(c) Notwithstanding anything to the contrary in this Agreement or the Registration Rights Agreement, at any time prior to the one (1)-year anniversary of the Closing Date, each Owner may Transfer no greater than one twelfth (1/12) of the aggregate Stock Consideration apportioned to such Owner (pursuant to Section 2.2(b) of this Agreement) in any given thirty (30)-day period.

(d) HandHeld will deliver binding instruction to its stock transfer agent within 1-2 business days following the Closing to issue the Stock Consideration to the Owners, credited as fully paid and nonassessable, as soon as practicable thereafter after the Closing Date.

Section 2.3 Purchase Price Adjustment

(a) As soon as reasonably practical after the Closing, but in no event more than ninety (90) days after the Closing Date, HandHeld shall prepare a consolidated balance sheet of Putfile as of the close of business on the Closing Date (the “Closing Date Balance Sheet”), together with (ii) a draft schedule (the “Draft Adjustment Report”) showing HandHeld’s computation of the Net Asset Adjustment as of the Closing Date and HandHeld’s proposed purchase price adjustment to be made in accordance with this Section 2.3. The Closing Date Balance Sheet shall be prepared on a basis consistent with that used in the preparation of the Financial Statements and in accordance with generally accepted accounting policies and practices in the United Kingdom. HandHeld shall deliver the Closing Date Balance Sheet and the Draft Adjustment Report to Owners within such ninety (90) day period after the Closing Date.

(b) During the thirty (30) day period after Owners’ receipt of the Closing Date Balance Sheet and the Draft Adjustment Report, Owners and HandHeld shall cooperate with each other to resolve any disagreements between them with respect to the Draft Adjustment Report. In the event Owners and HandHeld agree on the Draft Adjustment Report and the proposed Net Asset Adjustment set forth therein (such agreement to be indicated in writing by Owners and HandHeld by signing such Draft Adjustment Report), then the Draft Adjustment Report shall be deemed to be the final Adjustment Report (the “Adjustment Report”), and the Net Asset Adjustment set forth therein shall be conclusive and binding upon HandHeld and Owners and shall have the effect of adjusting the Cash Consideration as set forth therein.

(c) In the event Owners and HandHeld shall not reach agreement on all aspects of the Draft Adjustment Report, including with respect to the Net Asset Adjustment set forth therein, within such thirty (30) day period after the Owners’ receipt of the Closing Date Balance Sheet and the Draft Adjustment Report, Owners shall promptly (but in no event later than five (5) days following the expiration of such thirty (30) day period) prepare a written notice of objection(s) (the “Objection Notice”): (i) objecting in good faith to the Closing Date Balance Sheet or the Net Asset Adjustment set forth in the Draft Adjustment Report, (ii) setting forth the items being disputed and the reasons therefor, and (iii) specifying Owners’ calculation of the Net Asset Adjustment as of the Closing Date and the adjustment to be made in accordance with this Section 2.3. In connection with the preparation of the Objection Notice, HandHeld shall grant Owners’ accountants and other representatives reasonable access to all of the books and records of Putfile. If Owners fail to deliver timely notice of objection to the Closing Date Balance Sheet or the Net Asset Adjustment as set forth in the Draft Adjustment Report, then the Draft Adjustment Report shall be deemed to be the final Adjustment Report, and the Net Asset Adjustment set forth therein shall be conclusive and binding upon HandHeld and Owners and shall have the effect of adjusting the Cash Consideration as set forth therein.

(d) The matters in dispute shall be determined by an independent accountant located within the United Kingdom (recognized as entitled to practice by the Institute of Chartered Accountants for England and Wales), mutually satisfactory to HandHeld and Owners (the “Arbiter”). In the absence of agreement over the appointment, the Arbiter shall be appointed by the President (or such other person nominated by him from time to time for such purposes) of the Institute of Chartered Accountants for England and Wales. HandHeld and Owners shall promptly deliver to the Arbiter the Closing Date Balance Sheet, the Draft Adjustment Report and Owners’ Objection Notice. Promptly, but not later than thirty (30) days after the acceptance of its appointment, the Arbiter shall determine (based solely on presentations by Owners and HandHeld to the Arbiter and not by independent review) only those items in dispute and shall render a report as to its resolution of such items and the resulting calculation of the Net Asset Adjustment. For purposes of the Arbiter’s determination, the amounts to be included shall be the appropriate amounts from the Closing Date Balance Sheet or the Draft Adjustment Report, as the case may be, as to items that are not in dispute, and the amounts determined by the Arbiter, as to items that are submitted for resolution by the Arbiter. In resolving any disputed item, the Arbiter may not assign a value to such item greater than the greatest value for such item claimed by either party in the Closing Date Balance Sheet, Draft Adjustment Report or Objection Notice or less than the lowest value for such item claimed by either party in the Closing Date Balance Sheet, Draft Adjustment Report or Objection Notice. HandHeld and Owners shall cooperate with the Arbiter in making its determination and such determination shall be conclusive and binding upon HandHeld and Owners. The Arbiter shall act as expert and not as an arbitrator and the provisions of United Kingdom arbitration acts shall not apply.

(e) HandHeld and Owners shall each bear one-half of the fees and expenses of the Arbiter.

(f) Within five Business Days after the final determination of the Net Asset Adjustment in accordance with this Section 2.3, Owners shall direct the Escrow Holder to pay HandHeld from the Escrow Account by wire transfer of immediately available funds the amount, if any, by which the Final Net Asset Adjustment is less than zero.

(g) Nothing in this Section 2.3 or in the statements, reports or documents contemplated hereby shall affect the parties’ rights and obligations in respect of a breach or alleged breach of any representation or warranty herein.

Section 2.4. Nondisclosure; Noncompetition; Non-solicitation.

(a) Except as required by law, from and after the Closing Date, Owners shall not use, divulge, furnish or make accessible to anyone any proprietary, non-public, confidential or secret information to the extent relating to HandHeld or Putfile (including, without limitation, customer lists, supplier lists and pricing and marketing arrangements with customers or suppliers) and Owners shall cooperate reasonably with HandHeld in preserving such proprietary, confidential or secret aspects of HandHeld and Putfile.

(b) From and after the Closing Date, for a period of two (2) years from the Closing Date, Owners shall not engage in Competitive Business Activities (as defined below). For purposes of this Agreement,“Competitive Business Activities” means the operation of a website, or other electronic system with similar capabilities, that is, in whole or in part, devoted to hosting user-generated, PG-13-like rated content.

(c) Owners shall not, directly or indirectly, after the Closing and for a period of two (2) years from the Closing Date, (i) solicit for hire or enter into any contractual arrangement with any employee or contractor of HandHeld without the prior written consent of HandHeld unless such employee or contractor has not been employed by HandHeld for a period of two (2) years; or (ii) call on or solicit any of the customers or suppliers of HandHeld or Putfile or make known the names and addresses of such customers or suppliers or any information relating in any manner to HandHeld or Putfile or HandHeld’s or Putfile’s relationships with such customers or suppliers. Owners agree that a violation of this Section will cause irreparable injury to HandHeld, and HandHeld shall be entitled, in addition to any other rights and remedies it may have at law or in equity, to an injunction enjoining and restraining Owners from doing or continuing to do any such violation and any other violations or threatened violations of this Section.

(d) Owners acknowledge and agree that the covenants set forth in this Section are reasonable and valid in scope and in all other respects and are designed to protect the goodwill associated with the business and the assets being purchased pursuant to this Agreement. If any of such covenants is found to be invalid or unenforceable by a final determination of a court of competent jurisdiction (i) the remaining terms and provisions hereof shall be unimpaired and (ii) the invalid or unenforceable term or provision shall be deemed replaced by a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision. In the event that any of the provisions of this Section relating to scope of the covenants contained therein or the nature of the business restricted thereby shall be declared by a court of competent jurisdiction to exceed the maximum restrictiveness such court deems enforceable, such provision shall be deemed to be replaced herein by the maximum restriction deemed enforceable by such court.

ARTICLE III.
REPRESENTATIONS AND WARRANTIES OF THE OWNERS

The Owners jointly and severally represent and warrant to HandHeld as set forth in this Article III:

Section 3.1. Organization of Putfile.

Putfile is a registered limited company organized as of June 5, 2005 under the laws of England and Wales and is validly existing in good standing under the laws of England and Wales.

Section 3.2. Capitalization of Putfile.

As of the date hereof, the authorized ownership of Putfile consists of one hundred (100) shares of capital stock, of which ninety (90) shares are issued and outstanding and owned by Gordon Page and of which ten (10) shares are issued and outstanding and owned by Robert Page. There are or will be at Closing no outstanding options, warrants, agreements, conversion rights, preemptive rights or other rights to subscribe for, purchase or otherwise acquire shares of Putfile.

Section 3.3 Assets and Liabilities of Putfile.

As of the date hereof, the only assets and liabilities of Putfile are those listed on Schedule 3.3 hereof.

Section 3.4 Employees/Contractors of Putfile.

Except as set forth in Schedule 3.4 hereto, Putfile has no employees, contractual relationships or other obligations, other than this Agreement.

Section 3.5  Status of Assets.

(a) As of the date hereof and at the Closing, no person or entity other than Owners or Putfile has any interest in or claim to any of the assets listed in Schedule 3.3.

(b) HandHeld acknowledges and agrees that Putfile and Owners do not warrant any right(s) to user-submitted content which has or may appear on www.putfile.com. Owners represent and warrant to HandHeld that, as of the date of Closing, they have not nor has Putfile received any unresolved notice of claim against them relating to a third party’s alleged rights in user submitted content appearing on www.putfile.com.

Section 3.6  Traffic Statistics Reports.

The Putfile.com website traffic statistic reports provided to HandHeld by Putfile and Owners are, to the best knowledge of Owners, true and correct representations of actual results realized for the periods covered by such reports, as reported by Google Analytics.

Section 3.7 Financial Statements.

The unaudited balance sheet of Putfile as of the Balance Sheet Date (the “Balance Sheet”), and related statements of income, retained earnings and cash flow for the period ended on that date and the notes thereto (collectively, the “Financial Statements”), (i) are included as Schedule 3.7: (ii) present fairly the financial condition and the results of operations of Putfile as of the dates and for the periods indicated thereon, (iii) are complete, correct and in accordance with the books of account and records of Putfile, (iv) can be legitimately reconciled with the financial statements and the financial records maintained and the accounting methods applied by Putfile for income tax purposes, and (v) reflect accurately all costs and expenses which Putfile incurred, but not necessarily all of the costs, or a pro-rata portion of the costs, incurred by Owners which may have been expenses of Putfile if Putfile were independent and not affiliated with any other corporation or business (“Excluded Costs”, all of which are set forth in Schedule 3.7).

Section 3.8 Investment Intent; Status.

The Stock Consideration will be acquired hereunder solely for the account of Owners for investment, and not with a view to the resale or distribution thereof in violation of the Securities Act. Additionally, Owners acknowledge and agree: (a) that they are not U.S. persons and are not acquiring the securities for the account or benefit of any U.S. person; (b) that the Stock Consideration has not been registered under the Securities Act and may not be offered or sold in the United States unless registered or an exemption from registration is available, (c) that the Stock Consideration is being acquired by Owners hereunder pursuant to Regulation S of the Securities Act, governing offers and sales made outside the United States without registration under the Securities Act, (d) that Owners shall resell such Stock Consideration only in accordance with the provisions of Regulation S and shall not engage in hedging transactions with regard to such Stock Consideration unless in compliance with the Securities Act, and (e) the certificate or certificates representing such Stock Consideration shall contain a legend to the effect that transfer is prohibited except in accordance with the provisions of Regulation S of the Securities Act.

ARTICLE IV.

CONDITIONS TO OWNERS’ OBLIGATIONS

The obligation of the Owners to consummate the transactions contemplated by this Agreement is subject to the satisfaction (unless waived in writing by Owners) of each of the following conditions on or prior to the Closing Date:

Section 4.1. Transaction Documents.

HandHeld shall have executed and delivered to Owners this Agreement, the Escrow Agreement, and the Registration Rights Agreement.

Section 4.2. Services Agreement.

HandHeld shall have agreed to engage Gordon Page on substantially the terms set forth in the Gordon Page Independent Contractor Services Agreement, attached hereto as Exhibit C (the “Gordon Page Services Agreement”).

ARTICLE V.
CONDITIONS TO HANDHELD’S OBLIGATIONS

The obligation of HandHeld to consummate the transactions contemplated by this Agreement is subject to the satisfaction (unless waived in writing by HandHeld) of each of the following conditions on or prior to the Closing Date:

Section 5.1. Corporate Documents.

HandHeld shall have received from Owners’ Solicitors certified copies of Putfile’s formation documents, and any amendments thereto, and a certificate of good standing from the United Kingdom official register of United Kingdom companies.

Section 5.2. Services Agreement.

Gordon Page shall have agreed to provide Services to Putfile, as hereafter owned by HandHeld, on substantially the terms set forth in the Gordon Page Services Agreement.

Section 5.3 [Reserved]

Section 5.4 Transaction Documents.

The Owners (as applicable) shall have executed and delivered to HandHeld this Agreement, the Escrow Agreement, the Registration Rights Agreement, and the Gordon Page Services Agreement and such other documents as shall be necessary or desirable to effect the transfer of the Interest.

Section 5.5 Resignations.

HandHeld shall have received the resignations, effective as of the Closing Date, of the sole Director and each of the officers of Putfile.

Section 5.6 No Payment Obligations.

As of the Closing Date, Putfile shall have no payment obligations or amounts owed to either Gordon Page or Robert Page, either by promissory note or contract except as described herein. For avoidance of doubt, as of the Closing Date, neither Putfile nor HandHeld shall be required to pay either Gordon Page or Robert Page any amounts loaned by such Owner to Putfile prior to the Closing Date other than the sum of thirty six thousand pounds sterling (£36,000) which shall be payable to Gordon Page in twelve equal installments commencing on the Closing Date and monthly thereafter.

ARTICLE VI.
THE CLOSING

Section 6.1. The Closing.

The Closing of the transactions contemplated hereby (the “Closing”) shall be held on February 5, 2007 (the “Closing Date”) or at such other time as the parties may mutually agree. The Closing shall be held at the offices of Niesar Curls Bartling & Whyte LLP, 90 New Montgomery Street, 9th Floor, San Francisco, CA 94105 or at such other place as the parties may mutually agree. Alternatively, the parties may mutually agree that the Closing may occur by mail, electronic mail, fax, overnight courier or a combination thereof. At the Closing, all of the transactions provided for in Sections 2.1 and 2.2. of Article II hereof shall be consummated on a substantially concurrent basis.

Section 6.2 Interest Held in Trust.

Each Owner declares that for so long as he remains the registered holder of any of the Interest after the Closing Date he shall:

(a) hold the Interest and the dividends and other distributions of profits or surplus or other assets declared, paid or made in respect of them after the Closing Date and all rights arising out of or in connection with them in trust for Handheld and any successors in title to Handheld; and

(b) deal with and dispose of the Interest and all such dividends, distributions and rights as are described in clause 6.2(a) as Handheld or any such successor may direct.

Section 6.3 Power of Attorney.

Owners appoint Handheld as their lawful attorney for the purpose of receiving notices of and attending and voting at all meetings of the members of Putfile from the Closing Date to the day on which Handheld or its nominee is entered in the register of members of Putfile as the holder of the Interest and for that purpose the Owners authorize:

(a) Putfile to send any notices or other communications in respect of his holding of the Interest to Handheld; and

(b) Handheld to complete in such manner as it thinks fit and to return proxy forms, consents to short notice and any other document required to be signed by it in its capacity as a member; and

(c) This power of attorney (which is given by way of security to secure the performance of obligations owed by the Owners to Handheld under this Agreement) shall be irrevocable.

Section 6.4 Delivery of Records.

As soon as reasonably practicable following the Closing Date, the Owners shall (and shall procure that any relevant third party shall) send to Handheld at its registered office for the time being all documents, correspondence, memoranda, files and other records to which HandHeld is entitled and which are not delivered to HandHeld at Closing.

ARTICLE VII.
INDEMNIFICATION

Section 7.1. Survival.

All of the representations and warranties of the Owners contained in Article III of this Agreement or in any certificate delivered by the Owners pursuant to this Agreement shall survive the Closing and continue in full force and effect until the first (1st) anniversary of the Closing Date.

Section 7.2. Indemnification Provisions for Benefit of HandHeld.

(a) In the event that the Owners breach any of their representations, warranties or covenants contained in this Agreement or in any certificate delivered by the Owners pursuant hereto and provided that, as to any claim for breach of representations or warranties, HandHeld makes a written claim for indemnification against Owners within the survival period referred to in Section 7.1, if applicable, then Owners agree, jointly and severally, to indemnify HandHeld and its Affiliates from and against all Damages HandHeld and its Affiliates suffer resulting from or arising out of such event; provided, however, that Owners shall not have any obligation to indemnify HandHeld from and against any such Damages until HandHeld has suffered aggregate Damages by reason of all such breaches in excess of fifty thousand dollars ($50,000) USD ; provided further that no claim may be made by HandHeld under this Section unless the total of the Damages associated with any single event or occurrence triggering an indemnification claim exceeds fifty thousand dollars ($50,000) USD. In any event, the maximum amount that Owners shall be required to pay as to all claims made under this Section shall be equal to the lesser of seven million dollars ($7,000,000) USD, or the actual consideration received by Owners pursuant to this Agreement as of the date of Owners’ payment of such indemnification claim, and the payment of which shall first be satisfied (A) by a setting off of such amounts against all or any portion of the remaining amounts due under Section 2.2(a)(ii) of this Agreement, and then (B) from funds held in Escrow.

Section 7.3. Matters Involving Third Parties.

(a) If any third party notifies a party to this Agreement (the “Indemnified Party”) with respect to any matter which may give rise to a claim for indemnification against another party to this Agreement (the “Indemnifying Party”) under this Article VII, then the Indemnified Party shall use reasonable efforts to notify the Indemnifying Party thereof promptly and in any event within ten days after receiving any written notice from a third party; provided, however, that no delay on the part of the Indemnified Party in notifying the Indemnifying Party shall relieve the Indemnifying Party from any obligation hereunder unless, and then solely to the extent that, the Indemnifying Party is actually prejudiced thereby.

(b) Once the Indemnified Party has given notice of the matter to the Indemnifying Party, the Indemnified Party may, subject to the Indemnifying Party’s rights to assume the defense of such matter pursuant to paragraph (c) below, defend against the matter in any manner it deems appropriate.

(c) The Indemnifying Party may at any point in time choose to assume the defense of all of such matter, in which event:

(i) the Indemnifying Party shall defend the Indemnified Party against the matter with counsel of its choice reasonably satisfactory to the Indemnified Party,

(ii) the Indemnified Party may retain separate counsel at its sole cost and expense (except that the Indemnifying Party shall be responsible for the fees and expenses of one separate co-counsel for all Indemnified Parties to the extent the Indemnified Party is advised, in writing by its counsel, that either (x) the counsel the Indemnifying Party has selected has a conflict of interest, or (y) there are legal defenses available to the Indemnified Party that are different from or additional to those available to the Indemnifying Party), and

(iii) the Indemnifying Party shall reimburse the Indemnified Party for the reasonable costs of defense or investigation for the period prior to the assumption of the defense.

(d) Assumption of the defense of any matter by the Indemnifying Party shall without further action constitute an irrevocable waiver by the Indemnifying Party of its right to claim at a later date that such third party action for which the defense was assumed is not a proper matter for indemnification pursuant to this Article VII.

(e) The Indemnified Party shall not consent to the entry of a judgment or enter into any settlement with respect to any matter which may give rise to a claim for indemnification without the written consent of the Indemnifying Party, which consent may not be unreasonably withheld or delayed; provided, however, that if the Indemnifying Party has failed to provide indemnification required to be provided pursuant to this Article VII for fifteen days after a request therefor, then the Indemnified Party may take any such action without the consent of the Indemnifying Party.

(f) The Indemnifying Party shall not consent to the entry of a judgment with respect to any matter which may give rise to a claim for indemnification or enter into any settlement which does not include a provision whereby the plaintiff or claimant in the matter releases the Indemnified Party from all liability with respect thereto, without the written consent of the Indemnified Party (not to be unreasonably withheld or delayed).

Section 7.4. Certain Additional Provisions Relating to Indemnification.

(a) After the Closing Date, the indemnification provisions set forth in this Article VII shall constitute the sole and exclusive recourse and remedy available to HandHeld with respect to the breach of any representation or warranty contained in this Agreement or in any certificate delivered pursuant to this Agreement, except for actual fraud.

(b) All payments by an Indemnifying Party under this Article VII shall be treated as an adjustment to the Purchase Price for all foreign, federal, state and local income tax purposes.

ARTICLE VIII.
MISCELLANEOUS PROVISIONS

Section 8.1. Notices.

All notices, demands or other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given (a) when delivered personally to the recipient, (b) when sent to the recipient by telecopy (receipt electronically confirmed by sender’s telecopy machine) if during normal business hours of the recipient, otherwise on the next Business Day, (c) one Business Day after the date when sent to the recipient by reputable express courier service (charges prepaid), or (d) seven Business Days after the date when mailed to the recipient by certified or registered mail, return receipt requested and postage prepaid. Such notices, demands and other communications shall be sent to the Owners and to HandHeld at the addresses indicated below:

If to Gordon Page:	Gordon Page 73 Lancaster Avenue Guildford Surrey

With a copy to: (which shall not constitute notice)
Barlow Robbins LLP
ATTN: Denise Herrington
The Oriel
Sydenham road
Guildford
Surrey
GU1 3SR
Fax: 01483 464260

And

Parkhill Venture Counsel
ATTN: Jay Parkhill
1283 Arguello Blvd
San Francisco, CA 94122
Fax: (415) 651-8544

If to Robert Page:	Robert Page 3 Darfield Road Burpham Guildford Surrey GU4 7YY

With a copy to: (which shall not constitute notice)
Barlow Robbins LLP
ATTN: Denise Herrington
The Oriel
Sydenham road
Guildford
Surrey
GU1 3SR
Fax: 01483 464260

And

Parkhill Venture Counsel
ATTN: Jay Parkhill
1283 Arguello Blvd
San Francisco, CA 94122
Fax: (415) 651-8544

If to HandHeld:	HandHeld Entertainment, Inc. ATTN: Jeffrey Oscodar 539 Bryant Street, Suite 403 San Francisco, CA 94107 Fax:

With a copy to: (which shall not constitute notice)	Niesar Curls Bartling & Whyte, LLP ATTN: Gerald V. Niesar, Esq. 90 New Montgomery Street, 9th Floor San Francisco, CA 94105 Fax: (415) 882-5400

or to such other address as either party hereto may, from time to time, designate in writing delivered pursuant to the terms of this Section.

Section 8.2. Amendments.

The terms, provisions and conditions of this Agreement may not be changed, modified or amended in any manner except by an instrument in writing duly executed by both of the parties hereto.

Section 8.3. Announcements.

All press releases, notices to customers and suppliers and similar public announcements prior to or within five days after the Closing Date with respect to this Agreement and the transactions contemplated by this Agreement shall be approved by both HandHeld and Owners (not to be unreasonably withheld or delayed) prior to the issuance thereof; provided that either party may make any public disclosure it believes in good faith is required by law, regulation or rule of any stock exchange on which its securities are traded (in which case the disclosing party shall use reasonable efforts to advise the other party prior to making such disclosure and to provide the other party a reasonable opportunity to review the proposed disclosure).

Section 8.4. Expenses.

Except as expressly set forth in this Agreement, each party to this Agreement shall bear all of its legal, accounting, investment banking, and other expenses incurred by it or on its behalf in connection with the transactions contemplated by this Agreement, whether or not such transactions are consummated.

Section 8.5. Entire Agreement.

This Agreement, together with the Exhibits and Schedules, constitutes the entire agreement among the parties hereto with respect to the subject matter hereof, supersedes and is in full substitution for any and all prior agreements and understandings among them relating to such subject matter and no party shall be liable or bound to the other party hereto in any manner with respect to such subject matter by any warranties, representations, indemnities, covenants, or agreements except as specifically set forth herein. The Exhibits and Schedules to this Agreement are hereby incorporated and made a part hereof and are an integral part of this Agreement.

Section 8.6. Descriptive Headings.

The descriptive headings of the several sections of this Agreement are inserted for convenience only and shall not control or affect the meaning or construction of any of the provisions hereof.

Section 8.7. Counterparts.

For the convenience of the parties, any number of counterparts of this Agreement may be executed by any one or more parties hereto, and each such executed counterpart shall be, and shall be deemed to be, an original, but all of which shall constitute, and shall be deemed to constitute, in the aggregate but one and the same instrument.

Section 8.8. Governing Law; Jurisdiction.

(a) This Agreement and the legal relations between the parties hereto shall be governed by and construed in accordance with the laws of the State of California applicable to contracts made and performed therein without regard to principles of conflicts of law.

(b) Any legal action or proceeding with respect to this Agreement shall be brought in the courts of the State of California, and, by execution and delivery of this Agreement, the parties hereto hereby accept for themselves and in respect of their property, generally and unconditionally, the jurisdiction of the aforesaid courts. The parties hereto hereby irrevocably waive any objection, including any objection to the laying of venue or based on the grounds of forum non conveniens, which any of them may now or hereafter have to the bringing of any such action or proceeding in such respective jurisdictions.

Section 8.9. Construction; Interpretation.

The parties have negotiated the provisions of this Agreement, and any presumption that an ambiguity contained in this Agreement shall be construed against the party that caused this Agreement to be drafted shall not apply to the interpretation of this Agreement. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rule of strict construction will be applied against any party. Any references to any federal, state, local or foreign statute or law will also refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. Unless the context otherwise requires: (a) a term has the meaning assigned to it by this Agreement; (b) including means “including but not limited to”; (c) “or” is disjunctive but not exclusive; (d) words in the singular include the plural, and in the plural include the singular; and (e) “$” means the currency of the United States of America.

Section 8.10. Severability.

In the event that any one or more of the provisions contained in this Agreement or in any other instrument referred to herein, shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, then to the maximum extent permitted by law, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement or any other such instrument. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.

Section 8.11. Specific Performance.

Without limiting or waiving in any respect any rights or remedies of the parties under this Agreement now or hereinafter existing at law or in equity or by statute, each of the parties hereto shall be entitled to seek specific performance of the obligations to be performed by the other in accordance with the provisions of this Agreement.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the day and year first written above.

OWNER
/s/ Gordon Page
GORDON PAGE

OWNER
/s/ Robert Page
ROBERT PAGE

HANDHELD	HANDHELD ENTERTAINMENT, INC.

By: /s/ Jeff Oscodar
Name: Jeff Oscodar
Title: President

Schedule 3.3

Assets & Liabilities

10 razor servers

Dell equipment - FX 1.6866

Dell switch

Dell hardware 3 x 2.8 GHz/2MB Cache, Xeon, 800 MHz

5 x 2.8 GHz servers

2 x MU116 16 cables

Cisco 3560 switch

LEASED ASSETS

Dell PC

Steel storage cabinet

Two desks

Security equipment - time lapse video recorder

Security equipment - wireless video camera

Air conditioning unit

Schedule 3.4

Employees

Gordon Page - full time paid employee

Contractor

Helena Page engaged at hourly rate of £6 per hour. Hours worked on an as and when needed basis. Provides quality control services.

Contractual Relationships/Obligations

Advertising contracts with the following

Ad-brite

Banner Ads

Google adsense

Focalx

NetVisibility

Revenue Science

Contractual Obligations

Razor Inc - contract for internet and collocation services dated 18 Oct 2006

Media Mayhem contract

Dell - maintenance contracts

Aurigma - license for image uploader

OBDTech Ltd - rental agreement (for those assets listed as leased assets in Schedule 3.3)

Infinity Micro for Cisco 3560 switch

Schedule 3.7

Financial Statements

EXHIBIT A

Escrow Agreement

EXHIBIT B

Registration Rights Agreement

EXHIBIT C

Gordon Page Services Agreement